SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JULY 18, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(1 212) 983-1702
ivette.almeida@annemcbride.com

Free Translation

BRASIL TELECOM S.A.
Publicly Traded Company
Corporate Taxpayer Registration CNPJ/MF Nº 76.535.764/0001 -43
Board of Trade NIRE 53 3 0000622 9

Notice to Shareholders

Brasil Telecom S.A. hereby forwards letter received on July 18th, 2006 from PETROS - FUNDAÇÃO PETROBRÁS DE SEGURIDADE SOCIAL in compliance with notice CVM/SEP/GEA-4/Nº351/06, issued by CVM – Brazilian Securities and Exchange Commission on the same date.

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PRES-161/2006

Free Translation

Brazil, Rio de Janeiro, July 18th, 2006.

Mr.
Jorge Luís da Rocha Andrade
Company’s Attendance Manager – 4
From CVM – Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission)
Rua Sete de Setembro, 111 – 2º andar
Rio de Janeiro – RJ
Fax #: 55 21 3233-8570

CC.: Mr. Charles Laganá Putz
       Brasil Telecom S.A.’s IRO
       Fax #: 55 61 3415-1237

Subject: Answer to notice CVM/SEP/GEA-4/Nº 350/2006, dated July 17, 2006

Reporting to notice CVM/SEP/GEA-4/Nº 350/2006 sent by CVM – Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission) on July 17, 2006 in which the Autarchy requests Brasil Telecom S.A.’s position, forwarded by Petros, regarding the article entitled “Brasil Telecom’s sale could occur in 6 months” published by Jornal do Commercio in the same date, in which Petros’ (Fundação Petrobras de Seguridade Social) makes statements regarding the possible sale of the Company by Petros, Citibank and Pension Funds, as transcribed bellow:

[...] we are already dealing with the sale of Brasil Telecom, mainly with Telecom Italia. I am optimistic. Petros is a selling part along with Citibank and other pension funds (by put agreement until the end of 2007) and we expect to have a good operation within the next six months, however, no values have been established yet.

PRES- 161 /2006

2.

Fundação Petrobras de Seguridade Social (Petros) clarifies that the article herein referred to has mentioned facts that have been conveyed by the press on several occasions, being well-known the intention of Brasil Telecom’s controlling shareholders to negotiate its participation in the Company. Therefore, they have had conversations with potential buyers, amongst which Telecom Italia, not having, however, until the moment, any agreement, even preliminary, that can characterize a material fact to be disclosed to the market. The reference to the “expectation… in the next six months” was only a conjecture to show Petros’ optimism, indicating the recognition of the effort of Brasil Telecom’s current management to promote the appreciation of the Company, and, in the case that a sale occurs, it will follow all formal and legal proceedings required by CVM, SEC and ANATEL.

Ricardo Malavazi Martins
CEO in exercise

RUA DO OUVIDOR 98 CEP 20040-030 RIO DE JANEIRO RJ TEL (21) 2506-0588 FAX (21) 2506-0570
e-mail :petros@petros.com.br homepage: www.petros.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer